Exhibit 99.1

Vipshop Reports Unaudited Third Quarter 2014 Financial Results

3Q14 Total Net Revenues Up 130.0% YoY to US$882.6 Million

3Q14 Gross Profit Up 136.1% YoY to US$219.5 Million

3Q14 Gross Margin Increased to 24.9%

3Q14 Income from Operations Up 76.6% YoY to US$21.3 Million

3Q14 Non-GAAP Income from Operations Up 178.9% YoY to US$42.1 Million

Conference Call to be Held at 8:00 AM U.S. Eastern Time on November 19, 2014

Guangzhou, China, November 19, 2014 — Vipshop Holdings Limited (NYSE: VIPS), China’s leading online discount retailer for brands (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter ended September 30, 2014.

Third Quarter 2014 Highlights

•                    Total net revenues increased by 130.0% year over year to US$882.6 million, primarily attributable to a 136.8% year-over-year increase in the number of active customers1 to 9.5 million and a 117.6% year-over-year increase in total orders to 25.5 million.

•                    Gross margin increased to 24.9% from 24.2% in the prior year period.

•                    Income from operations increased by 76.6% to US$21.3 million from US$12.0 million in the prior year period.

•                    Non-GAAP income from operations2 increased by 178.9% to US$42.1 million from US$15.1 million in the prior year period. Non-GAAP operating income margin3 increased to 4.8% from 3.9% in the prior year period.

•                    Net income attributable to Vipshop’s shareholders increased by 130.3% to US$27.7 million from US$12.0 million in the prior year period.

•                    Non-GAAP net income attributable to Vipshop’s shareholders4 increased by 206.8% to US$46.3 million from US$15.1 million in the prior year period. Non-GAAP net income margin increased to 5.2% from 3.9% in the prior year period.

Mr. Eric Shen, Chairman and CEO of Vipshop, stated, “We are very pleased with our robust third-quarter financial and operational results. We achieved strong growth in total active customers and total orders, which enabled us to further boost both the total net revenues and the net income attributable to our shareholders. Additionally, we continue to have strong adoption in mobile shopping with approximately 57% of our gross merchandise volume coming from mobile devices in the third quarter. As mobile migration on our platform continues unabated, we will continue investing R&D dollars in enhancing the mobile user experience, and further simplifying and reinforcing our quality value proposition with shoppers on the Vipshop platform. Going forward, we believe such investments, along with continued investments in merchandizing, marketing and big data, will further strengthen the foundation of our expanding platforms and enhance our users’ shopping experience on different devices.”

1  Active customers are defined as any registered member who has purchased products from the Company at least once during the period. The active customer figure in 2014 includes active Lefeng customers after the Lefeng acquisition was completed in February 2014.

2  Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from the Lefeng acquisition.

3  Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

4  Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

Mr. Donghao Yang, CFO of Vipshop, commented, “We are proud of our third quarter operational performance, which drove strong top- and bottom-line growth. In anticipation of escalating demand, we are accelerating our warehouse expansion plan and gradually building out our last-mile delivery capabilities. We are firmly confident that by successfully executing our growth strategies, we will be able to further enhance our operational efficiency through strengthened cost controls and deliver a superior user experience to our growing base of customers.”

Third Quarter 2014 Financial Results

REVENUES

Total net revenues increased by 130.0% to US$882.6 million from US$383.7 million in the prior year period, primarily driven by growth in the number of active customers and total orders, as well as the increasing revenue contribution from the mobile platform.

The number of active customers for the third quarter of 2014 increased by 136.8% to 9.5 million from 4.0 million in the prior year period. The number of total orders for the third quarter of 2014 increased by 117.6% to 25.5 million from 11.7 million in the prior year period. This increase was primarily due to increased brand recognition, the Company’s continued efforts to optimize and diversify brand and product selections available on both PC and mobile platforms, as well as the Lefeng acquisition.

GROSS PROFIT

Gross profit for the third quarter of 2014 increased by 136.1% to US$219.5 million from US$93.0 million in the prior year period. Gross margin increased to 24.9% in the third quarter of 2014 from 24.2% in the prior year period. This increase was attributable to the Company’s increased bargaining power with its suppliers due to the expanding scale of the Company, and the growth of the Company’s marketplace business.

OPERATING INCOME AND EXPENSES

Total operating expenses for the third quarter of 2014 increased by 147.7% to US$205.6 million from US$83.0 million in the prior year period. As a percentage of total net revenues, total operating expenses increased to 23.3% from 21.6% in the prior year period.

•                          Fulfillment expenses increased by 91.5% to US$84.4 million from US$44.1 million in the prior year period, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of total net revenues, fulfillment expenses decreased to 9.6% from 11.5% in the prior year period, which reflects the Company’s continued efforts to reduce warehousing and personnel costs, and negotiate better courier rates leveraging the growing order volume.

•                    Marketing expenses increased by 170.8% to US$47.1 million from US$17.4 million in the prior year period. As a percentage of total net revenues, marketing expenses increased to 5.3% from 4.5% in the prior year period, reflecting the Company’s strategy to reinvest its profit in the business to drive long term growth, by building greater brand awareness, acquiring more mobile users, and expanding market share in core product categories other than apparel, such as cosmetics, home goods and baby products.

•                    Technology and content expenses increased by 225.4% to US$31.3 million from US$9.6 million in the prior year period, primarily reflecting the Company’s continued effort to invest in its overall IT systems and expand headcount to better support future growth. As a percentage of total net revenues, technology and content expenses increased to 3.5% from 2.5% in the prior year period.

•                    General and administrative expenses increased by 259.4% to US$42.8 million from US$11.9 million in the prior year period. As a percentage of total net revenues, general and administrative expenses increased to 4.9% from 3.1% in the prior year period, primarily due to headcount expansion and office rentals associated with the growth in the Company’s overall business, the amortization of intangible assets resulting from the Lefeng acquisition, as well as the increase in online payment expenses.

Income from operations increased by 76.6% to US$21.3 million from US$12.0 million in the prior year period due to the growing scale of the Company’s operations and implementation of cost control measures. Operating income margin decreased to 2.4% from 3.1% in the prior year period.

Non-GAAP income from operations, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, increased by 178.9% to US$42.1 million from US$15.1 million in the prior year period. Non-GAAP operating income margin increased to 4.8% from 3.9% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders increased by 130.3% to US$27.7 million from US$12.0 million in the prior year period. Net income margin attributable to Vipshop’s shareholders remained stable at 3.1% compared with the prior year period. Net income per diluted ADS5 increased to US$0.05 from US$0.02 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, increased by 206.8% to US$46.3 million from US$15.1 million in the prior year period. Non-GAAP net income margin increased to 5.2% from 3.9% in the prior year period. Non-GAAP net income per diluted ADS increased to US$0.08 from US$0.03 in the prior year period.

5  “ADS” means American Depositary Share. Effective November 3, 2014, the Company changed its ADS to Class A Ordinary Share (“Share”) ratio from one ADS representing two ordinary shares to five ADSs representing one ordinary share.  The computation of GAAP and non-GAAP income per diluted ADS have been adjusted retroactively for all periods presented to reflect this change.

For the quarter ended September 30, 2014, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 597,102,980.

As of September 30, 2014, the Company had cash, cash equivalents and restricted cash of US$668.2 million and held-to-maturity securities of US$491.1 million.

For the quarter ended September 30, 2014, net cash from operating activities was US$80.8 million.

Business Outlook

For the fourth quarter of 2014, the Company expects its total net revenues to be between US$1.20 billion and US$1.22 billion, representing a year-over-year growth rate of approximately 84% to 87%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Wednesday, November 19, 2014 at 8:00 am Eastern Time or 9:00 pm Beijing Time to discuss its financial results and operating performance for the third quarter 2014.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	#31704899

The replay will be accessible through November 27, 2014 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61 2 9003 4211
Conference ID:	#31704899

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit http://www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity, consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income per diluted ADS, non-GAAP income from operations, non-GAAP net income margin, and non-GAAP operating income margin, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP net income per diluted ADS is non-GAAP net income divided by weighted average number of diluted ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from the Lefeng acquisition. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income margin is non-GAAP net income as a percentage of total net revenues. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation and amortization of intangible assets adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses and amortization of intangible assets, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Chenjiazi Zhong

Tel: +1 (646) 405-4866

Email: IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Income and Comprehensive Income

(In US dollars, except for share data)

	Three Months Ended
	September 30,2013	September 30,2014	June 30,2014
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)

Product revenues	381,209,303	859,883,977	816,700,081
Other revenues (1)	2,499,249	22,744,912	12,745,006
Total net revenues	383,708,552	882,628,889	829,445,087
Cost of goods sold	(290,742,385)	(663,103,397)	(623,667,705)
Gross profit	92,966,167	219,525,492	205,777,382
Operating expenses
Fulfillment expenses(2)	(44,094,258)	(84,427,176)	(83,845,955)
Marketing expenses	(17,377,035)	(47,052,468)	(44,773,456)
Technology and content expenses	(9,628,377)	(31,325,933)	(21,397,711)
General and administrative expenses(3)	(11,916,875)	(42,825,327)	(36,886,571)
Total operating expenses	(83,016,545)	(205,630,904)	(186,903,693)
Other income	2,090,512	7,365,827	4,834,168
Income from operations	12,040,134	21,260,415	23,707,857
Other non-operating income	—	2,572,040	739,993.00
Interest expense	—	(3,938,662)	(4,681,188)
Interest income	3,750,788	11,795,681	13,437,525
Exchange gain (loss)	287,799	3,518,172	713,015
Income before income taxes	16,078,721	35,207,646	33,917,202
Income tax expenses(4)	(4,051,836)	(10,400,814)	(9,472,549)
Share of loss of affiliates	—	(2,080,214)	(1,825,695)
Net income	12,026,885	22,726,618	22,618,958
Net loss attributable to noncontrolling interests	—	4,969,021	3,767,782
Net income attributable to Vipshop’s shareholders	12,026,885	27,695,639	26,386,740

Shares used in calculating earnings per share:
Class A common shares:
—Basic	94,292,285	97,215,769	96,704,297
—Diluted	100,433,223	102,910,238	102,917,277

Class B common shares:
—Basic	16,510,358	16,510,358	16,510,358
—Diluted	16,510,358	16,510,358	16,510,358

Net earnings per Class A share
Net income attributable to Vipshop’s shareholders—Basic	0.11	0.24	0.23
Net income attributable to Vipshop’s shareholders—Diluted	0.10	0.23	0.22

Net earnings per Class B share
Net income attributable to Vipshop’s shareholders—Basic	0.11	0.24	0.23
Net income attributable to Vipshop’s shareholders—Diluted	0.10	0.23	0.22

Net earnings per ADS (1 ordinary share equal to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	0.02	0.05	0.05
Net income attributable to Vipshop’s shareholders—Diluted	0.02	0.05	0.04

(1)Other revenues primarily consist of revenues from product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their product.

(2) Including shipping and handling expenses, which amounted US$26.6 million, US$40.1 million and US$39.9 million in the three month periods ended September 30, 2013, September 30, 2014 and June 30, 2014, respectively.

(3)Including amortization of intangible assets resulting from a business acquisition, which amounted to US$10 million and US$10 million in the three months period ended September 30, 2014 and June 30, 2014, respectively.

(4)Included income tax benefits of US$2.5 million and US$2.5 million related to the reversal of deferred tax liabilities, which was recognized on the businss acquisition of Lefeng for the three months period ended September 30, 2014 and June 30, 2014, respectively.

Net income	12,026,885	22,726,618	22,618,958
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	347,096	2,334,966	(157,313)
Comprehensive income	12,373,981	25,061,584	22,461,645
Less: Comprehensive loss attributable to non-controlling interests	—	(4,929,005)	(3,749,552)
Comprehensive income attributable to Vipshop’s shareholders	12,373,981	29,990,589	26,211,197

	Three Months Ended
	September 30,2013	September 30,2014	June 30,2014
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation charges included are follows
Fulfillment expenses	211,958	549,512	366,942
Marketing expenses	100,734	803,136	736,025
Technology and content expenses	919,511	5,059,331	4,417,919
General and administrative expenses	1,825,952	4,436,586	3,645,298
Total	3,058,155	10,848,565	9,166,184

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(Amounts in US dollars)

	As of December 31, 2013	As of September 30, 2014
	USD	USD
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	334,715,019	668,138,066
Restricted cash	—	65,226
Held-to-maturity securities	385,841,626	491,064,556
Accounts receivable	3,055,446	14,181,062
Amounts due from related party	—	956,058
Other receivables	16,481,032	56,067,808
Inventories	270,126,305	468,777,624
Advance to suppliers	13,216,869	16,143,574
Prepaid expenses	2,384,801	3,703,690
Deferred tax assets	11,126,647	25,258,228
Total current assets	1,036,947,745	1,744,355,892
NON-CURRENT ASSETS
Property and equipment, net	24,299,418	213,492,616
Deposits for property and equipment	5,518,404	41,239,865
Intangible assets	5,294,375	179,375,206
Investment in affiliates	—	51,719,134
Other investments	—	5,160,822
Goodwill	—	2,387,671
Total non-current assets	35,112,197	493,375,314
TOTAL ASSETS	1,072,059,942	2,237,731,206

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Accounts payable (Including accounts payable of the VIE without recourse to the Company of $ 70,026 and $ 1,094,070 as of December 31, 2013 and September 30, 2014, respectively)	476,847,881	727,292,105
Advance from customers (Including advance from customers of the VIE without recourse to the Company of $131,781,751 and $157,792,090 as of December 31, 2013 and September 30, 2014, respectively)	131,781,751	167,841,832
Accrued expenses and other current liabilities(Including accrued expenses and other current liabilities of the VIE without recourse to the Company of $ 101,097,647 and $ 133,565,822 as of December 31, 2013 and September 30, 2014, respectively)	196,327,519	263,118,762
Amounts due to related parties(Including amounts due to related parties of the VIE without recourse to the Company of $1,369,767 and $ 1,437,233 as of December 31, 2013 and September 30, 2014, respectively)	2,141,411	5,262,903
Deferred income (Including deferred income of the VIE without recourse to the Company of $ 20,592,249 and $ 31,023,552 as of December 31, 2013 and September 30, 2014, respectively)	21,705,981	32,535,198
Total current liabilities	828,804,543	1,196,050,800
NON-CURRENT LIABILITIES
Deferred tax liabilities	—	43,730,582
Notes payable	—	620,019,906
Total non-current liabilities	—	663,750,488
Total liabilities	828,804,543	1,859,801,288

EQUITY:
Class A common shares (US$0.0001 par value, 483,489,642 shares authorized, and 111,665,972 and 97,671,140 shares issued and outstanding as of December 31, 2013 and September 30, 2014, respectively)	11,167	9,767
Class B common shares (US$0.0001 par value, 16,510,358 shares authorized, and nil and 16,510,358 shares issued and outstanding as of December 31, 2013 and September 30, 2014, respectively)	—	1,651
Additional paid-in capital	363,221,310	392,927,550
Accumulated losses	(123,725,472)	(43,049,072)
Accumulated other comprehensive income	3,748,394	732,464
Non-controlling interest	—	27,307,558
Total shareholders’ equity	243,255,399	377,929,918
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,072,059,942	2,237,731,206

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	September 30,2013	September 30,2014	June 30,2014
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Income from operations	12,040,134	21,260,415	23,707,857
Share-based compensation expenses	3,058,155	10,848,565	9,166,184
Amortization of intangible assets resulting from business acquisition	—	9,996,270	9,995,089
Non-GAAP income from operations	15,098,289	42,105,250	42,869,130

Net income	12,026,885	22,726,618	22,618,958
Share-based compensation expenses	3,058,155	10,848,565	9,166,184
Amortization of intangible assets resulting from business acquisition (net of tax)	—	9,604,580	9,314,326
Non-GAAP net income	15,085,040	43,179,763	41,099,468

Net income attributable to Vipshop’s shareholders	12,026,885	27,695,639	26,386,740
Share-based compensation expenses	3,058,155	10,848,565	9,166,184
Amortization of intangible assets resulting from business acquisition (exclude non-controlling interests and net of tax)	—	7,730,279	7,440,248
Non-GAAP net income attributable to Vipshop’s shareholders	15,085,040	46,274,483	42,993,172

Shares used in calculating earnings per share:
Class A common shares:
—Basic	94,292,285	97,215,769	96,704,297
—Diluted	100,433,223	102,910,238	102,917,277

Class B common shares:
—Basic	16,510,358	16,510,358	16,510,358
—Diluted	16,510,358	16,510,358	16,510,358

Non-GAAP net income per Class A share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	0.14	0.41	0.38
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	0.13	0.39	0.36

Non-GAAP net income per Class B share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	0.14	0.41	0.38
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	0.13	0.39	0.36

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	0.03	0.08	0.08
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	0.03	0.08	0.07